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September 17, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App 2 LLC
Draft Offering Statement on Form 1-A
Submitted August 10, 2021
CIK No. 0001875877

Ladies and Gentlemen:

This letter is submitted on behalf of Landa App 2 LLC (the “Company,” “we,” or “our”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 1, 2021 (the “Comment Letter”) regarding the Company’s Draft Offering Statement on Form 1-A submitted to the Staff on August 10, 2021, relating to an offering of membership interests in certain series registered under the Company (each, a “Series”). The Company is concurrently filing an Offering Statement on Form 1-A (the “Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with our response immediately following.

Draft Offering Statement on Form 1-A submitted August 10, 2021

General

1. We note that the term of at least one series offering will commence within two calendar days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification.

Response to Comment No. 1

The Company acknowledges the Staff’s view that commencing the offering of some of the qualified Series while delaying the offering of others results in an impermissible delayed offering of the delayed Series under Rule 251(d)(3)(i)(F). Accordingly, the Company confirms that it will commence the offering of each Series it qualifies within two calendar days of qualification going forward. The Company respectfully reserves the right to revisit the applicability of Rule 251(d)(3)(i)(F) to this offering at a later time.

Division of Corporate Finance

September 17, 2021

Series Offerings, page viii

2. You disclose that each Series was registered in Delaware in July 2021, that the title for each property underlying each Series is currently held by your affiliate, Landa Properties, and that Landa Properties will transfer title to the property to the applicable Series prior to the initial closing of sales of shares of the Series. Please tell us what consideration you gave to providing historical financial statements of each property for the period that they were owned by Landa Properties, and to providing pro forma financial statements reflecting your expected acquisition of such properties from Landa Properties. Refer to Part F/S of Form 1-A for financial statements requirements.

Response to Comment No. 2

In response to the Staff’s comment, we have updated the Financial Statements, as well as the accompanying notes to the Financial Statement, in the Offering Statement to include financial statements for the period in which title to each of the properties (each, a “Property”) underlying the applicable Series was owned by Landa Properties LLC (“Landa Properties”), the Company’s affiliate, as well as the pro forma financials as if each Property was acquired by its applicable Series on January 1, 2021.

Under Section 2330.8 of the Financial Reporting Manual, the Company is permitted to present unaudited financial statements for properties that were acquired with leasing histories greater than three months, but less than nine months. Prior to the acquisition by Landa Properties, each of these Properties were owner-occupied and were not operated as rental properties. Following the acquisition of the Properties by Landa Properties, Landa Holdings, Inc., as manager to Landa Properties, entered into lease agreements with tenants for such Properties. Title to each Property underlying the Series included in the Offering Statement is currently held by Landa Properties. We expect that Landa Properties will transfer title to each of the Properties to the applicable Series prior to the initial Closing of sales of Shares of the Series. As of the date of the Offering Statement, each Property has a rental history of more than three months, but less than nine months and the Company is hopeful that this offering can be qualified prior to the end of the nine-month period.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Yishai Cohen at (646) 905-0931.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer and President
Neeraj Kumar, General Counsel
Gregory Crimmins, Head of Finance
Landa Holdings, Inc.

Matthew Schoenfeld
Farnell Morisset
Goodwin Procter LLP